FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒         Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐        No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Statements

30 September 2015

November 2015

Statement of Financial Position

as at 30 September 2015

		Group		Bank
€ million	Note	30.09.2015	31.12.2014	30.09.2015	31.12.2014
ASSETS
Cash and balances with central banks		5,297	5,837	1,045	1,870
Due from banks		3,180	3,324	2,996	3,790
Financial assets at fair value through profit or loss		2,903	2,408	2,541	2,049
Derivative financial instruments		6,446	5,943	4,094	4,796
Loans and advances to customers	7	63,872	68,109	40,791	43,531
Investment securities		15,916	16,715	11,656	11,856
Investment property		1,006	912	6	6
Investments in subsidiaries		—	—	6,352	7,300
Equity method investments		126	141	6	10
Goodwill, software and other intangible assets		871	1,756	112	119
Property and equipment		1,948	2,109	251	260
Deferred tax assets		5,129	4,024	4,906	3,855
Insurance related assets and receivables		947	848	—	—
Current income tax advance		582	522	547	481
Other assets		2,441	2,591	1,606	1,768
Non-current assets held for sale	8	208	225	255	255
Total assets		110,872	115,464	77,164	81,946

LIABILITIES
Due to banks	9	29,786	22,226	26,885	20,481
Derivative financial instruments		6,157	6,258	5,032	5,706
Due to customers	10	55,772	64,929	36,404	44,130
Debt securities in issue	11	3,694	3,940	812	872
Other borrowed funds	11	2,284	2,051	865	871
Insurance related reserves and liabilities		2,585	2,532	—	—
Deferred tax liabilities		31	44	—	—
Retirement benefit obligations		335	337	274	270
Current income tax liabilities		20	75	—	—
Other liabilities		2,849	2,599	967	963
Liabilities associated with non-current assets held for sale	8	9	7	—	—
Total liabilities		103,522	104,998	71,239	73,293

SHAREHOLDERS’ EQUITY
Share capital	13	2,414	2,414	2,414	2,414
Share premium account	13	14,060	14,060	14,057	14,057
Reserves and retained earnings		(9,930)	(6,862)	(10,546)	(7,818)
Equity attributable to NBG shareholders		6,544	9,612	5,925	8,653

Non-controlling interests		724	772	—	—
Preferred securities	11	82	82	—	—
Total equity		7,350	10,466	5,925	8,653

Total equity and liabilities		110,872	115,464	77,164	81,946

Athens, 8 November 2015

THE CHAIR OF THE BOARD OF	THE CHIEF EXECUTIVE	THE DEPUTY CHIEF EXECUTIVE	THE CHIEF FINANCIAL
DIRECTORS	OFFICER	OFFICER	OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 36 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2015

		Group		Bank
		9 month period ended		9 month period ended
€ million	Note	30.09.2015	30.09.2014	30.09.2015	30.09.2014

Interest and similar income		3,905	3,949	1,611	1,797
Interest expense and similar charges		(1,639)	(1,641)	(475)	(614)
Net interest income		2,266	2,308	1,136	1,183

Fee and commission income		564	590	163	180
Fee and commission expense		(196)	(185)	(175)	(166)
Net fee and commission income		368	405	(12)	14

Earned premia net of reinsurance		347	423	—	—
Net claims incurred		(263)	(362)	—	—
Earned premia net of claims and commissions		84	61	—	—

Net trading income / (loss) and results from investment securities		(180)	(110)	(196)	(124)
Net other income / (expense)		13	(3)	(41)	(32)
Total income		2,551	2,661	887	1,041

Personnel expenses		(884)	(846)	(445)	(429)
General, administrative and other operating expenses		(563)	(556)	(210)	(252)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(147)	(149)	(51)	(58)
Amortisation and write-offs of intangible assets recognised on business combinations		—	(4)	—	—
Finance charge on put options of non-controlling interests		—	(3)	—	(3)
Credit provisions and other impairment charges	4	(4,121)	(1,115)	(3,954)	(785)
Share of profit / (loss) of equity method investments		3	1	—	—
Profit / (loss) before tax		(3,161)	(11)	(3,773)	(486)

Tax benefit / (expense)	5	1,013	1,222	1,051	1,313
Profit / (loss) for the period		(2,148)	1,211	(2,722)	827

Attributable to:
Non-controlling interests		27	35	—	—
NBG equity shareholders		(2,175)	1,176	(2,722)	827

Earnings / (losses) per share - Basic and diluted	6	€(0.62)	€0.39	€(0.77)	€0.28

Athens, 8 November 2015

THE CHAIR OF THE BOARD OF	THE CHIEF EXECUTIVE	THE DEPUTY CHIEF EXECUTIVE	THE CHIEF FINANCIAL
DIRECTORS	OFFICER	OFFICER	OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 36 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2015

		Group		Bank
		9 month period ended		9 month period ended
€ million	Note	30.09.2015	30.09.2014	30.09.2015	30.09.2014

Profit / (loss) for the period		(2,148)	1,211	(2,722)	827

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(120)	1	(6)	(25)
Currency translation differences, net of tax		(817)	142	—	—
Cash flow hedge, net of tax		42	(14)	—	—
Total of items that may be reclassified subsequently to profit or loss		(895)	129	(6)	(25)

Other comprehensive income / (expense) for the period, net of tax	14	(895)	129	(6)	(25)

Total comprehensive income / (expense) for the period		(3,043)	1,340	(2,728)	802

Attributable to:
Non-controlling interests		26	37	—	—
NBG equity shareholders		(3,069)	1,303	(2,728)	802

Athens, 8 November 2015

THE CHAIR OF THE BOARD OF	THE CHIEF EXECUTIVE	THE DEPUTY CHIEF EXECUTIVE	THE CHIEF FINANCIAL
DIRECTORS	OFFICER	OFFICER	OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 36 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2015

	Group		Bank
	3 month period ended		3 month period ended
€ million	30.09.2015	30.09.2014	30.09.2015	30.09.2014

Interest and similar income	1,291	1,322	534	571
Interest expense and similar charges	(554)	(525)	(155)	(185)
Net interest income	737	797	379	386

Fee and commission income	181	200	51	59
Fee and commission expense	(70)	(61)	(64)	(54)
Net fee and commission income	111	139	(13)	5

Earned premia net of reinsurance	103	139	—	—
Net claims incurred	(81)	(115)	—	—
Earned premia net of claims and commissions	22	24	—	—

Net trading income / (loss) and results from investment securities	(158)	(48)	(156)	(39)
Net other income / (expense)	(44)	11	(63)	(23)
Total income	668	923	147	329

Personnel expenses	(286)	(292)	(146)	(143)
General, administrative and other operating expenses	(184)	(198)	(71)	(103)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(48)	(51)	(17)	(19)
Finance charge on put options of non-controlling interests	—	(1)	—	—
Credit provisions and other impairment charges	(1,043)	(397)	(1,179)	(282)
Share of profit / (loss) of equity method investments	1	1	—	—
Profit / (loss) before tax	(892)	(15)	(1,266)	(218)

Tax benefit / (expense)	502	59	508	98
Profit / (loss) for the period	(390)	44	(758)	(120)

Attributable to:
Non-controlling interests	12	14	—	—
NBG equity shareholders	(402)	30	(758)	(120)

Earnings / (losses) per share - Basic and diluted	€(0.11)	€0.01	€(0.21)	€(0.03)

Athens, 8 November 2015

THE CHAIR OF THE BOARD OF	THE CHIEF EXECUTIVE	THE DEPUTY CHIEF EXECUTIVE	THE CHIEF FINANCIAL
DIRECTORS	OFFICER	OFFICER	OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 36 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2015

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	30.09.2015	30.09.2014	30.09.2015	30.09.2014

Profit/(loss) for the period		(390)	44	(758)	(120)

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		4	(63)	39	(23)
Currency translation differences, net of tax		(567)	31	—	—
Cash flow hedge, net of tax		4	32	—	—
Total of items that may be reclassified subsequent to profit or loss		(559)	—	39	(23)

Other comprehensive income/(expense) for the period, net of tax		(559)	—	39	(23)

Total comprehensive income/(expense) for the period		(949)	44	(719)	(143)

Attributable to:
Non-controlling interests		(4)	14	—	—
NBG equity shareholders		(945)	30	(719)	(143)

Athens, 8 November 2015

THE CHAIR OF THE BOARD OF	THE CHIEF EXECUTIVE	THE DEPUTY CHIEF EXECUTIVE	THE CHIEF FINANCIAL
DIRECTORS	OFFICER	OFFICER	OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 11 to 36 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 September 2015

	Attributable to equity holders of the parent company												Non- controlling
	Share capital		Share premium			Available- for-sale	Currency	Net		Defined	Other reserves &		Interests &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Cash flow hedge	benefit plans	Retained earnings	Total	Preferred securities	Total
Balance at 1 January 2014	719	1,354	11,781	194	(2)	107	(2,297)	(457)	30	(131)	(4,187)	7,111	763	7,874
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	1	138	—	(14)	—	2	127	2	129
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	—	1,176	1,176	35	1,211
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	1	138	—	(14)	—	1,178	1,303	37	1,340
Share capital increase	341	—	2,159	—	—	—	—	—	—	—	—	2,500	—	2,500
Share capital issue costs	—	—	(74)	—	—	—	—	—	—	—	—	(74)	—	(74)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(2)	(2)	30	28
(Purchases)/ disposals of treasury shares	—	—	—	—	1	—	—	—	—	—	—	1	—	1
Balance at 30 September 2014	1,060	1,354	13,866	194	(1)	108	(2,159)	(457)	16	(131)	(3,011)	10,839	830	11,669
Movements to 31 December 2014	—	—	—	—	1	(96)	184	—	(34)	(58)	(1,224)	(1,227)	24	(1,203)
Balance at 31 December 2014 and at 1 January 2015	1,060	1,354	13,866	194	—	12	(1,975)	(457)	(18)	(189)	(4,235)	9,612	854	10,466

Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(120)	(788)	—	42	—	(28)	(894)	(1)	(895)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	—	(2,175)	(2,175)	27	(2,148)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(120)	(788)	—	42	—	(2,203)	(3,069)	26	(3,043)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	1	1	1	2
Dividend distribution													(74)	(74)
Balance at 30 September 2015	1,060	1,354	13,866	194	—	(108)	(2,763)	(457)	24	(189)	(6,437)	6,544	806	7,350

The notes on pages 11 to 36 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 30 September 2015

	Share capital		Share premium			Available for sale	Currency	Defined	Other reserves &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	benefit plans	retained earnings	Total
Balance at 1 January 2014	719	1,354	11,778	194	—	44	—	(120)	(7,586)	6,383
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(25)	—	—	—	(25)
Profit for the period	—	—	—	—	—	—	—	—	827	827
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(25)	—	—	827	802
Share capital increase	341	—	2,159	—	—	—	—	—	—	2,500
Share capital reduction of par value	—	—	(74)	—	—	—	—	—	—	(74)
Merger through absorption of subsidiaries	—	—	—	—	—	—	—	—	388	388
Balance at 30 September 2014	1,060	1,354	13,863	194	—	19	—	(120)	(6,371)	9,999
Movement to 31 December 2014	—	—	—	—	—	(103)	—	(41)	(1,202)	(1,346)
Balanced at 31 December 2014 & at 1 January 2015	1,060	1,354	13,863	194	—	(84)	—	(161)	(7,573)	8,653
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(6)	—	—	—	(6)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	(2,722)	(2,722)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(6)	—	—	(2,722)	(2,728)
Balance at 30 September 2015	1,060	1,354	13,863	194	—	(90)	—	(161)	(10,295)	5,925

The notes on pages 11 to 36 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2015

	Group		Bank
	9-month period ended		9-month period ended
€ million	30.09.2015	30.09.2014	30.09.2015	30.09.2014
Cash flows from operating activities
Profit / (loss) before tax	(3,161)	(11)	(3,773)	(486)
Adjustments for:
Non-cash items included in income statement and other adjustments:	4,265	1,357	3,927	879

Depreciation and amortisation on property & equipment, intangibles and investment property	147	153	51	58
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(15)	(65)	7	(32)
Credit provisions and other impairment charges	4,132	1,166	3,955	784
Provision for employee benefits	20	15	6	7
Share of (profit) / loss of equity method investments	(3)	(1)	—	—
Finance charge on put options of non-controlling interests	—	3	—	3
Dividend income from investment securities	(3)	(3)	(71)	(30)
Net (gain) / loss on disposal of property & equipment and investment property	(69)	(4)	—	—
Net (gain) / loss on disposal of subsidiaries / interest without loss of control	—	—	—	12
Net (gain) / loss on disposal of investment securities	5	(82)	22	(20)
Interest from financing activities and results from repurchase of debt securities in issue	129	140	41	41
Valuation adjustment on instruments designated at fair value through profit or loss	(81)	63	(82)	63
Negative goodwill	—	(2)	—	—
Other non-cash operating items	3	(26)	(2)	(7)

Net (increase) / decrease in operating assets:	(302)	(3,950)	136	383
Mandatory reserve deposits with Central Bank	(164)	(334)	6	129
Due from banks	302	(495)	531	(265)
Financial assets at fair value through profit or loss	(654)	751	(652)	447
Derivative financial instruments assets	(595)	(1,360)	610	(1,266)
Loans and advances to customers	921	(2,191)	(369)	1,165
Other assets	(112)	(321)	10	173

Net increase / (decrease) in operating liabilities:	(1,572)	(3,498)	(1,791)	(6,212)
Due to banks	7,560	(8,116)	6,404	(8,390)
Due to customers	(9,157)	2,547	(7,726)	539
Derivative financial instruments liabilities	324	1,807	(300)	1,797
Retirement benefit obligations	(22)	(269)	(1)	(266)
Insurance related reserves and liabilities	53	135	—	—
Income taxes paid	(200)	(115)	(67)	(34)
Other liabilities	(130)	513	(101)	142
Net cash from / (for) operating activities	(770)	(6,102)	(1,501)	(5,436)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(54)	—	—
Participation in share capital increase/(decrease) of subsidiaries	—	—	(8)	(6)
Disposal of equity method investments	(1)	(1)	—	—
Dividends received from investment securities & equity method investments	8	8	71	30
Purchase of property & equipment, intangible assets and investment property	(209)	(695)	(33)	(37)
Proceeds from disposal of property & equipment and investment property	98	8	—	—
Purchase of investment securities	(2,493)	(3,625)	(87)	(701)
Proceeds from redemption and sale of investment securities	2,995	5,458	296	2,413
Net cash (used in) / provided by investing activities	398	1,099	239	1,699

Cash flows from financing activities
Share capital increase	—	2,500	—	2,500
Proceeds from debt securities in issue and other borrowed funds	1,856	4,265	—	743
Repayments of debt securities in issue, other borrowed funds and preferred securities	(1,920)	(2,496)	(3)	—
Acquisition of additional shareholding in subsidiaries	1	(273)	—	(273)
Disposal of shareholdings in subsidiaries without loss of control	—	(3)	—	(3)
Proceeds from disposal of treasury shares	60	61	—	—
Repurchase of treasury shares	(60)	(60)	—	—
Dividends paid to non-controlling interests	(74)	—	—	—
Share capital issue costs	—	(74)	—	(74)
Net cash from/ (for) financing activities	(137)	3,920	(3)	2,893
Effect of foreign exchange rate changes on cash and cash equivalents	(103)	35	23	25
Net increase / (decrease) in cash and cash equivalents	(612)	(1,048)	(1,242)	(819)
Cash and cash equivalents at beginning of period	4,449	4,255	3,768	3,498
Cash and cash equivalents at end of period	3,837	3,207	2,526	2,679

The notes on pages 11 to 36 form an integral part of these financial statements

Notes to the condensed Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of American Depositary Receipts (ADRs). The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 175 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chair of the Board of Directors
Loukia-Tarsitsa P. Katseli

Executive Members
The Chief Executive Officer
Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers
Dimitrios G. Dimopoulos
Paul K. Mylonas

Non-Executive Members
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members

Petros K. Sabatacakis	Economist
Dimitrios N. Afendoulis	Economist, Secretary of the Executive Committee of John S. Latsis Public Benefit Foundation
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.
Andreas C. Boumis	Economist, Chairman and CEO of Hellinocypriaki S.A. Business Consultants

Greek State representative
Aggeliki J. Skandaliari

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. On 19 June 2015, the Annual General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 19 June 2015 meeting. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 8 November 2015.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the 9 month period ended 30 September 2015 (the “interim financial statements”) have been prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements and the separate financial statements of the Bank as at and for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

Liquidity

As a result of the negotiations between the new Greek government and the European Commission, the European Central Bank (“ECB”) and International Monetary Fund (“IMF”) (collectively the “Institutions”) towards reaching a permanent agreement regarding Hellenic Republic’s financing needs, the uncertainty regarding the financing needs of the Hellenic Republic increased and led to significant deposits outflows from the Greek banks. Liquidity in the Greek banking system has declined significantly, reflecting a sizeable contraction of the domestic deposit base between November 2014 and July 2015 of €52.7 billion, accompanied by a sharp increase in reliance on ECB and Emergency Liquidity Assistance (“ELA”) to above €125.3 billion in July 2015 from €56.0 billion in December 2014, although such funding obligations declined slightly to €121.4 billion in September 2015.

In part as a response to the substantial contraction in deposits, on 28 June 2015, a bank holiday was declared for all credit institutions operating in Greece. This bank holiday was in place until 19 July 2015. The Greek government imposed numerous restrictions on financial transactions during and after this period, many of which currently continue to apply. The initial capital controls involved maximum daily withdrawal limits of 60 Euros from individual deposit accounts and limitations on transfers of funds abroad were imposed, with certain exceptions. The presently operational capital controls involve, among other limitations, a maximum cumulative weekly withdrawal limit of 420 Euros per depositor, per bank, continued certain prohibitions on the transfer of capital and cash outside of Greece, the prohibition on the opening of new accounts except for specified permitted purposes and a ban on the unwinding of certain financial arrangements (such as the prepayment of loans or accounts not established to serve certain specified purposes).

Particularly, the Bank suffered significant deposits outflows during the first nine months of 2015 amounting to €8.0 billion. The crisis in the Greek economy continues to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank.

Furthermore, in February 2015 the ECB lifted the waiver on the eligibility of Greek government bonds and bonds guaranteed by the Hellenic Republic as collateral for ECB funding. Consequently, an increased reliance is placed on the Bank of Greece via its ELA facility which is under strict control by the ECB. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems to the Greek banks in the future.

Following the above developments, NBG’s reliance on Eurosystem funding has increased, as at 30 September 2015 to €25.6 billion, of which €10.0 billion from ECB and €15.6 billion through ELA, while as of 31 October 2015, it has increased to €25.7 billion, of which €15.8 billion through ELA. Total Eurosystem funding amounted to €14.2 billion at 31 December 2014, €20.7 billion at 31 December 2013 and €34.7 billion at 30 June 2012, when it reached the highest amount. Furthermore, as of 31 October 2015, additional financial assets of an estimated cash value €7.8 billion were available for further liquidity.

Macroeconomic developments

In view of the severe economic and financial disturbance that appeared to threat the participation of the country to the European Monetary Union (“EMU”) and the EU, the Greek government officially requested financial assistance from the European Union on 10 July 2015 with a view to restore confidence and enable the return of the economy to sustainable growth, and safeguarding the country’s financial stability. The Greek request received consent, in principle, from the Eurogroup for a new three-year loan program via the ESM.

Indeed, on 19 August 2015 — and following the Eurogroup Statement of 14 August 2015 — the Board of Governors of the European Stability Mechanism (“ESM”) approved the proposal for a Financial Assistance Facility Agreement (“FFA”) with Greece, as well as adopted a Memorandum of Understanding (“MoU”) with Greece. On 20 August 2015, the first sub-tranche of €13 billion of the new Programme was disbursed for covering budget financing and debt servicing needs of the Greek state, €10 billion in ESM notes, have been made immediately available for bank recapitalization and resolution purposes and another €2 billion are

Notes to the Financial Statements

Group and Bank

planned to be disbursed by November 2015 following the completion of a set of prior actions.

The above favourable developments resulted in the upgrade of Greek sovereign debt by two rating agencies: S&P raised their rating by two notches to ‘CCC+’ on 21 July 2015, while Fitch upgraded Greek debt by one notch to ‘CCC’, on 18 August 2015.

Furthermore, the activation of the new Programme has already contributed to a notable improvement in market sentiment as reflected in the decline of 10 year Greek Government Bond spread over the German bund to below 7.9% in end-September and 7.2% in October from 18.5% in early July.

Capital

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 September 2015 decreased to 9.6%, mainly as a result of increased loan impairment allowances (see Note 2.4 and 4) and the devaluation of the Turkish Lira. Furthermore, the ECB published on 31 October 2015 the results of the Comprehensive Assessment it performed for the Greek systemic banks (see Note 17). On 6 November 2015 the Bank, according to ECB’s guidelines, submitted a capital plan to the SSM (the “Capital Plan”), targeted to addressing both the baseline capital shortfall as well as the additional needs arising from the adverse scenario (see Note 17). The Capital Plan is expected to be approved on or about 9 November 2015.

Going concern conclusion

Management concluded that the Bank is going concern after considering (a) its current access to the Eurosystem facilities, (b) the agreement reached between the Institutions and the Hellenic republic in July/August 2015, which includes an amount of €25.0 billion available by the ESM for the recapitalisation of the Greek banks (if needed), (c) the new Law for the Greek banks recapitalisation framework and (d) that the SSM is expected to approve the Capital Plan on or about 9 November 2015.

Nevertheless, as the ability of the Bank of Greece to continue to fund the operations of the Greek banks, including NBG, is conditional on ECB approvals, there is a material uncertainty in relation to whether NBG will be able to continue to access sufficient liquidity through ELA or other bank borrowing facilities, that may adversely affect the Group’s and the Bank’s ability to continue as a going concern.

The resolution of this material uncertainty depends, among other factors, for example, in the re-establishment of the waiver by the ECB to the use of Greek government bonds in the Eurosystem and a solution for the financing needs of the Greek government which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

2.3                     Adoption of International Financial Reporting Standards (IFRS)

The accounting policies adopted in these condensed interim financial statements are consistent with those in the published consolidated annual financial statements for the year ended 31 December 2014.

New standards, amendments and interpretations to existing standards applied from 1 January 2015

In December 2013, IASB issued “Annual Improvements to IFRSs 2011-2013 Cycle”. These improvements are effective from 1 July 2014 and are applied by the Group and the Bank in these interim financial statements. The nature and the effect of these amendments are set out below:

Impact of the application of IFRS 3 (Amendment)

The amendment clarifies that IFRS 3 Business Combinations excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. There was no impact from the amendment of IFRS 3 in the interim consolidated financial statements.

Impact of the application of IFRS 13 (Amendment)

IFRS 13, Fair Value Measurement clarifies that the portfolio exception in paragraph 52 for measuring the fair value of a group of financial assets and financial liabilities on a net basis, includes all contracts that are within the scope of, and accounted for in accordance with IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities in IAS 32 “Financial Instruments: Presentation”. There was no impact from the amendment of IFRS 13 in the interim financial statements of the Group and the Bank.

Impact of the application of IAS 40 (Amendment)

IAS 40, Investment Property clarifies the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40 and (b) the transactions meet the definition of a business combination under IFRS 3. There was no impact from the amendment of IAS 40 in the interim financial statements.

Notes to the Financial Statements

Group and Bank

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2014, except for those relating to the calculation of loan impairment allowances, as described below.

Impairment losses on loans and advances to customers

During 2015, the management of the Bank revised its estimates regarding the losses incurred in the loan portfolios at the reporting date by revisiting the underlying assumptions used as inputs in both the collective and the individual impairment assessment models.

The main reasons leading to management revising its estimates over certain inputs of the methodology applied relate to the following:

•                  The domestic political uncertainty which has weighed significantly on financial and economic conditions.

A significant driver of this uncertainty was the protracted and ultimately unsuccessful series of negotiations regarding the extension of the Second Program between the Hellenic Republic and the Institutions until July 2015, against the backdrop of great political uncertainty within Greece. These negotiations delayed the implementation of remaining structural reforms under the Second Program and the disbursement of related official financing and contributed to an increase of uncertainty, with a resulting adverse effect on economic conditions in the second quarter of 2015. Moreover, in June 2015 the Greek Government announced that a public referendum would be held on 5 July 2015, on a provisional draft financial assistance plan. In combination with a standstill in the negotiations with lenders and the fact that the Hellenic Republic was in arrears on its indebtedness held by the IMF from the end of June 2015, the Institutions decided to let the Second Program expire on 30 June 2015, while the Eurosystem imposed a freeze on financing for the benefit of Greek public debt. Capital controls were also imposed on 28 June 2015 in conjunction with a bank holiday that lasted until 19 July 2015.

•                  The downward revision of key macroeconomic indicators in Greece. In particular:

•                  economic and financial conditions in Greece deteriorated significantly since December 2014, with revised official estimates suggesting that the Greek economy is going to re-enter recession in 2015-16, compared with previous estimates for a solid expansion. In this respect, real GDP growth forecasts for 2015 have been downwardly revised to a projection for an annual contraction in GDP of -2.3% in 2015 according to the latest IMF forecasts (Source: IMF, World Economic Outlook, October 2015), from previous GDP growth forecasts for the same year, of +2.5% in February 2015 and +0.5% in May 2015 (Source: EU Commission Winter and Spring Economic forecasts respectively). Accordingly GDP growth forecasts for 2016 have been revised twice by EU Commission to 2.9% in May (Source: EU Commission, Spring forecast, May 2015) and -1.3% in August (Source: EU Commission, Debt Sustainability Analysis, August 2015) compared with +3.6% in February (Source: EU Commission, Winter forecast, February 2015)

•                  accordingly, annual unemployment rate is expected to increase to 26.8% in 2015 and 27.1% in 2016 (Source: IMF, World Economic Outlook, October 2015), compared with initial estimates for a decline to 25.6% in 2015 and 23.2% in 2016 (Source: EU Commission, Spring forecast, May 2015)

•                  pressure on house prices increased with the annual drop accelerating to 5.6% y-o-y in Q2 from 4.1% in Q1:2015.

•                  the sharp deterioration in liquidity conditions reflected at the cumulative deposit withdrawal of €52.7 billion (including Government deposits) between November 2014 and July 2015 or about 28.2% of Greek banks deposits in November 2014.

•                  decline in economic activity measured in June/July 2015, as reflected by the readings of activity indicators that are currently available for this period. For instance, retail trade volume declined by 5.9% year over year in July (Source: EL.STAT.).

For individually assessed loans, judgment was exercised in evaluating all recent relevant information on indicators of impairment, including the consideration of whether payments are contractually past-due and the consideration of other factors indicating deterioration in the financial condition and outlook of borrowers affecting their ability to pay. A change in estimate was also required for loans to borrowers showing signs of financial difficulty in market sectors experiencing economic stress, particularly where the likelihood of repayment and expected recoveries were affected by the prospects of refinancing or asset disposal at a value lower than previously anticipated. For those loans where objective evidence of impairment exists, management determined the size of the allowance required based on updated information and a range of relevant factors such as the realisable value of security, the likely dividend available on liquidation or bankruptcy, the viability of the customer’s business model and the capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations.

For the collectively assessed portfolios the Bank recalibrated its internal models and updated its assumptions in order to better reflect the current market conditions and expectations, as discussed above, as they encompass more recent information for the political and macroeconomic environment.

Following the above changes:

•                  Impairment Loss on Retail Lending for the Bank has increased to €1,420 million for the 9-month period ended 30 September 2015 and as a result the allowance for loan losses on Retail Lending as at 30 September 2015 has increased to €6,774 million.

•                  Impairment Loss on Corporate Lending for the Bank has increased to €1,428 million for the 9-month period ended 30 September 2015 and as a result, the allowance for loan losses on Corporate Lending as at 30 September 2015 has increased to €4,421 million.

Notes to the Financial Statements

Group and Bank

NOTE 3:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million except for exposures transferred to the Special Assets Unit (“SAU”)). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

9 month period ended 30.09.2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	392	451	135	61	34	248	838	107	2,266
Net fee and commission income	56	63	4	(130)	4	72	296	3	368
Other	5	(13)	(9)	(247)	85	10	51	35	(83)
Total income	453	501	130	(316)	123	330	1,185	145	2,551
Direct costs	(327)	(36)	(7)	(35)	(60)	(189)	(626)	(25)	(1,305)
Allocated costs and provisions(1)	(1,522)	(892)	(632)	(32)	(10)	(90)	(314)	(918)	(4,410)
Share of profit of equity method investments	—	—	—	2	1	1	—	(1)	3
Profit / (loss) before tax	(1,396)	(427)	(509)	(381)	54	52	245	(799)	(3,161)
Tax benefit / (expense)									1,013
Loss for the period									(2,148)
Non-controlling interests									(27)
Loss attributable to NBG equity shareholders									(2,175)

Segment assets as at 30.09.2015
Segment assets	20,288	11,983	1,871	11,051	2,874	9,507	27,372	20,216	105,162
Deferred tax assets and Current income tax advance									5,710
Total assets									110,872

Segment liabilities as at 30.09.2015
Segment liabilities	34,535	11	64	26,832	2,325	6,787	23,329	9,588	103,471
Current income and deferred tax liabilities									51
Total liabilities									103,522

Segment assets as at 31.12.2014
Segment assets	22,227	12,177	2,587	11,261	2,865	9,427	27,220	23,154	110,918
Deferred tax assets and Current income tax advance									4,546
Total assets									115,464

Segment liabilities as at 31.12.2014
Segment liabilities	37,913	909	101	25,127	2,344	7,582	22,754	8,149	104,879
Current income and deferred tax liabilities									119
Total liabilities									104,998

Presentation of SAU segment incorporated into the retail and corporate business segments in accordance with IFRS 8 Segment reporting

9 month period ended 30.09.2015	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	421	557	61	34	248	838	107	2,266
Net fee and commission income	57	66	(130)	4	72	296	3	368
Other	1	(18)	(247)	85	10	51	35	(83)
Total income	479	605	(316)	123	330	1,185	145	2,551
Direct costs	(330)	(40)	(35)	(60)	(189)	(626)	(25)	(1,305)
Allocated costs and provisions(1)	(1,641)	(1,405)	(32)	(10)	(90)	(314)	(918)	(4,410)
Share of profit of equity method investments	—	—	2	1	1	—	(1)	3
Profit / (loss) before tax	(1,492)	(840)	(381)	54	52	245	(799)	(3,161)
Tax benefit / (expense)								1,013
Loss for the period								(2,148)
Non-controlling interests								(27)
Loss attributable to NBG equity shareholders								(2,175)

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

9 month period ended 30.09.2014	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	427	563	143	42	233	822	78	2,308
Net fee and commission income	54	69	(96)	4	69	301	4	405
Other	20	(42)	(35)	82	5	(26)	(56)	(52)
Total income	501	590	12	128	307	1,097	26	2,661
Direct costs	(349)	(33)	(37)	(78)	(185)	(556)	(44)	(1,282)
Allocated costs and provisions(1)	(664)	(374)	(13)	(1)	(84)	(220)	(35)	(1,391)
Share of profit of equity method investments	—	—	(2)	1	1	1	—	1
Profit / (loss) before tax	(512)	183	(40)	50	39	322	(53)	(11)
Tax benefit / (expense)								1,222
Profit for the period								1,211
Non-controlling interests								35
Profit attributable to NBG equity shareholders								1,176

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations & impairment of goodwill.

NOTE 4:                         Credit provisions and other impairment charges

	Group		Bank
	30.09.2015	30.09.2014	30.09.2015	30.09.2014
a. Impairment charge for credit losses
Loans and advances to customers	3,210	1,091	2,848	771
	3,210	1,091	2,848	771
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	12	—	—	—
Equity securities	10	—	3	—
	22	—	3	—
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	57	5	2	—
Impairment of goodwill / Investment in subsidiaries and equity method investments	653	—	960	—
Legal and other provisions	179	19	141	14
	889	24	1,103	14

Total	4,121	1,115	3,954	785

Following the decision to dispose its entire stake in Finansbank (see Note 8), the Group assessed for impairment the carrying amount of the goodwill recognized in the Group’s consolidated financial statements and concluded to recognize an impairment loss of €653 million during the period ended 30 September 2015. Furthermore, the Bank recognized an impairment loss on the cost of its investment in Finansbank in its separate financial statements of €896 million.

Notes to the Financial Statements

Group and Bank

NOTE 5:                         Tax benefit /(expense)

	Group		Bank
	30.09.2015	30.09.2014	30.09.2015	30.09.2014
Current tax	(86)	(11)	—	7
Deferred tax	1,099	1,233	1,051	1,306
Tax benefit / (expense)	1,013	1,222	1,051	1,313

The nominal corporation tax rate for the Bank for 2015 and 2014 is 29% and 26% respectively.

On 16 July 2015, a new Law 4334/2015 was voted, relating to immediate prerequisites for negotiation and agreement with European Stability Mechanism (ESM), by which the corporation tax rate is increased to 29%. The increase is effective from 1 January 2015 onwards.

The effect on deferred tax balances due to change in income tax rate was a net increase on deferred tax asset by €461 million and €445 million for the Group and the Bank respectively.

The Group has recognized a deferred tax asset of €5,129 million of which €4,906 million relates to the Bank. During the 9-month period ended 30 September 2015, the Bank performed a thorough revision of its assessment regarding the recoverability of its deferred tax asset, based on the actual performance in the 9-month period ended 30 September 2015 and financial projections. Following the recoverability test, the Bank increased the deferred tax asset by €606 million, reflecting the increased allowances for loan losses recognized during the period.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 19.

NOTE 6:                         Earnings / (losses) per share

	Group		Bank
	30.09.2015	30.09.2014	30.09.2015	30.09.2014
Profit/(loss) for the period attributable to NBG equity shareholders	(2,175)	1,176	(2,722)	827
Earnings/(losses) for the period attributable to NBG ordinary shareholders	(2,175)	1,176	(2,722)	827

Weighted average number of ordinary shares outstanding for basic and diluted EPS	3,532,676,555	2,986,991,523	3,533,149,631	2,987,369,246

Earnings/(losses) per share - Basic and diluted	(0.62)	0.39	(0.77)	0.28

NOTE 7:                         Loans and advances to customers

	Group		Bank
	30.09.2015	31.12.2014	30.09.2015	31.12.2014
Mortgages	20,885	21,956	17,746	18,204
Consumer loans	8,585	8,780	4,262	4,372
Credit cards	4,410	4,895	1,229	1,322
Small business lending	6,770	6,851	3,984	4,099
Retail lending	40,650	42,482	27,221	27,997
Corporate and public sector lending	36,446	36,201	24,765	24,274
Total before allowance for impairment on loans and advances to customers	77,096	78,683	51,986	52,271
Less: Allowance for impairment on loans and advances to customers	(13,224)	(10,574)	(11,195)	(8,740)
Total	63,872	68,109	40,791	43,531

Included in the Group’s loans and advances to customers, as at 30 September 2015, are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €20 million (31 December 2014: €42 million). The Bank has no loans and advances to customers designated at fair value through profit or loss.

As at 30 September 2015, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state of €6,223 million (31 December 2014: €6,628 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a free standing derivative.

Notes to the Financial Statements

Group and Bank

NOTE 8:                         Non-current assets held for sale and liabilities associated with non-current assets held for sale

Assets held for sale at 30 September 2015 mainly comprise Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

On February 10, 2014 JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014 the Sale and Purchase Agreement was executed on 17 September, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the “Plan”) in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor are considering a solution within the context of existing competitive process. The relevant Consultation Period (as per the current SPA terms) began on 11 May 2015 and has been extended to 30 November 2015 in agreement with the Preferred Investor. Given that the delay is caused by events and circumstances beyond NBG’s control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non — current assets held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, as the requirements and conditions specified by the Standard are met. As at 30 September 2015 the cost of investment in Astir Palace Vouliagmenis S.A. classified as non-current assets held for sale on the Bank’s Statement of Financial Position is €255 million and the Group’s share of Astir Palace Vouliagmenis S.A. net assets is €136 million.

In addition, the carrying amount of €2 million of the Group’s joint venture company UBB-AIG Insurance Company AD has been reclassified to non-current assets held for sale.

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. assets and liabilities

Group
30.09.2015
Cash	6
Intangible and tangible assets	184
Other	16
Total assets	206

Retirement benefit obligations	1
Other	8
Total liabilities associated with non-current assets held for sale	9

Finansbank

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed, subject to customary regulatory and corporate approvals, with the disposal of its entire stake in Finansbank and the carrying amount of the Group’s investment in Finansbank is now expected to be recovered principally through a sale transaction rather than through continuing use. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB. The investment is available for immediate sale in its present condition subject to the aforementioned approvals, which are considered usual and customary under the circumstances and the disposal is considered highly probable.

Management is committed to the sale, which is expected to be completed within one year from the Group’s public announcement of its intention to sell. As a result, the investment in Finansbank qualifies to be classified as a disposal group held for sale on 3 November 2015. The criteria for held-for-sale classification are met after the end of the reporting period and for this reason the disposal group was not classified as held for sale as of 30 September 2015.

The assets and liabilities of Finansbank are included within the Turkish banking operations segment.

NOTE 9:                         Due to banks

“Due to Banks” includes the Bank’s funding from the Eurosystem. During the period ended 30 September 2015 the Bank’s funding was increased to €25.6 billion from €14.2 billion at 31 December 2014.

Notes to the Financial Statements

Group and Bank

NOTE 10:                  Due to customers

	Group		Bank
	30.09.2015	31.12.2014	30.09.2015	31.12.2014
Deposits:
Individuals	42,392	48,430	28,699	34,408
Corporate	10,069	12,684	4,667	6,103
Government and agencies	2,983	3,345	2,723	3,160
Other	328	470	315	459
Total	55,772	64,929	36,404	44,130

	Group		Bank
	30.09.2015	31.12.2014	30.09.2015	31.12.2014
Deposits:
Savings accounts	18,497	17,838	16,383	15,753
Current & Sight accounts	8,475	8,803	5,928	6,387
Time deposits	27,878	37,158	13,232	20,944
Other deposits	537	576	500	540
	55,387	64,375	36,043	43,624
Securities sold to customers under agreements to repurchase	57	84	46	47
Other	328	470	315	459
	385	554	361	506
Total	55,772	64,929	36,404	44,130

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 30 September 2015, these deposits amount to €4 million (2014: €16 million) for both the Group and the Bank.

NOTE 11:                  Debt securities in issue, other borrowed funds and preferred securities

The major debt securities in issue and other borrowed funds raised from 1 January 2015 to 30 September 2015 are as follows:

On 29 July 2015, Finansbank issued TRY 134 million 10.80% fixed rate notes, matured in October 2015.

On 6 August 2015, Finansbank issued TRY 279 million 11.00% fixed rate notes, matured in November 2015.

On 18 September 2015, Finansbank obtained a floating rate loan at an amount of USD 280 million from EBRD, IFC, Standard Chartered Bank and Wells Fargo Bank through Bosphorus Financial Services Limited Company, which is totally owned by Finansbank, under the backed securitization program with 5 years of maturity. Interest is paid quarterly and is set at Libor plus 2.62%.

The major debt securities in issue and other borrowed funds raised after 30 September 2015 are as follows:

On 23 October 2015, Finansbank issued TRY 157 million 11.50% fixed rate notes, maturing in January 2016.

Tender offer

On 2 November 2015, the Bank launched a tender offer (the “Offer”) for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding Ltd and the senior and subordinated notes issued by the NBG Finance plc. The existing security holders will receive new shares upon the anticipated share capital increase in accordance with the following terms:

Securities	Purchase price	Aggregate nominal amount accepted for purchase pursuant to the Offer
Senior notes	100%		€701 million
Subordinated notes	75%		€18 million
Series A	30%		€18 million
Series B	30%		€19 million
Series C	30%	USD	14 million
Series D	30%		€22 million
Series E	30%	GBP	9 million

Notes to the Financial Statements

Group and Bank

NOTE 12:                  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement.  However, at 30 September 2015 the Group and the Bank have provided for cases under litigation the amounts of €81 million and €42 million respectively (31 December 2014: €67 million and €55 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2014. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank. The Bank has appealed the decision and according to Tax and Legal opinion expects that will be vindicated. The tax audit certificates for the years 2011, 2012, 2013 and 2014 were unqualified and issued by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., on 27 July 2012, 27 September 2013, 10 July 2014 and 30 October 2015 respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, 2011 and 2012 are considered final for tax audit purposes and 2013 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank. For the subsidiaries and associates regarding unaudited tax years refer to Note 19.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group		Bank
	30.09.2015	31.12.2014	30.09.2015	31.12.2014
Commitments to extend credit*	6	6	6	6
Standby letters of credit and financial guarantees written	5,912	6,503	3,351	3,935
Commercial letters of credit	815	796	510	424
Total	6,733	7,305	3,867	4,365

* Commitments to extend credit at 30 September 2015 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 30 September 2015 are €15,221 million for the Group (31 December 2014: €15,694 million) and €6,069 million for the Bank (31 December 2014: €6,417 million)

Notes to the Financial Statements

Group and Bank

d. Assets pledged

	Group		Bank
	30.09.2015	31.12.2014	30.09.2015	31.12.2014
Assets pledged as collateral	31,464	13,336	29,706	11,684

As at 30 September 2015, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €13,393 million (Bank: €11,635 million); and

•                  loans and advances to customers amounting to €12,247 million (Bank: €12,247 million).

•                  covered bonds of a nominal value of €4,000 million (Bank: €4,000 million) backed with mortgage loans as total value of €5,824 million (Bank: €5,824 million).

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem and financial institutions:

•                  floating rate notes of €15,841 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €2,109 million obtained from public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with customer loans.

In addition to the pledged items presented in the table above, as at 30 September 2015, the Group and the Bank have pledged an amount of €323 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	30.09.2015	31.12.2014	30.09.2015	31.12.2014
No later than 1 year	87	95	80	82
Later than 1 year and no later than 5 years	239	272	310	315
Later than 5 years	85	110	1,352	1,407
Total	411	477	1,742	1,804

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

Notes to the Financial Statements

Group and Bank

NOTE 13:                  Share capital, share premium and treasury shares

The total number of ordinary shares as at 30 September 2015 and 31 December 2014 was 3,533,149,631, with a nominal value of 0.30 Euro.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 30 September 2015 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total
Ordinary shares	3,533,149,631	0.30	1,060	13,866	14,926
Non-cumulative, non-voting, redeemable preference shares	12,639,831	0.30	4	194	198
Redeemable preference shares in favour of the Greek State	270,000,000	5.00	1,350		1,350
Total share capital			2,414	14,060	16,474

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  As at 30 September 2015, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2014	397,655	2
Purchases	32,698,747	81
Sales	(33,095,326)	(83)
At 31 December 2014	1,076	—

Purchases	54,436,405	60
Sales	(54,110,160)	(60)
At 30 September 2015	327,321	—

NOTE 14:                  Tax effects relating to other comprehensive income / (expense) for the period

Group

	9 month period ended			9 month period ended
	30.09.2015			30.09.2014
	Gross	Tax	Net	Gross	Tax	Net
Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(165)	24	(141)	88	(20)	68
Less: Reclassification adjustments included in the income statement	20	1	21	(80)	13	(67)
Available-for-sale securities	(145)	25	(120)	8	(7)	1
Currency translation differences	(817)	0	(817)	142	—	142
Cash flow hedge	53	(11)	42	(18)	4	(14)
Total of items that may be reclassified subsequently to profit or loss	(909)	14	(895)	132	(3)	129

Other comprehensive income / (expense) for the period	(909)	14	(895)	132	(3)	129

Notes to the Financial Statements

Group and Bank

	9 month period ended			9 month period ended
	30.09.2015			30.09.2014
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(31)	—	(31)	(5)	—	(5)
Less: Reclassification adjustments included in the income statement	25	—	25	(20)	—	(20)
Available-for-sale securities	(6)	—	(6)	(25)	—	(25)
Total of items that may be reclassified subsequently to profit or loss	(6)	—	(6)	(25)	—	(25)

Other comprehensive income / (expense) for the period	(6)	—	(6)	(25)	—	(25)

NOTE 15:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 9-month period ended 30 September 2015 and 30 September 2014 and the significant balances outstanding at 30 September 2015 and 31 December 2014 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2.12% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rate of total amount €6 million as of 30 September 2015 (31 December 2014: €6 million).

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 30 September 2015, loans, deposits and letters of guarantee, at Group level, amounted to €100 million, €17 million and €4 million respectively (31 December 2014: €108 million, €16 million and €15 million respectively), whereas the corresponding figures at Bank level amounted to €98 million, €8 million and €2 million (31 December 2014: €107 million, €6 million and €15 million respectively).

Total compensation to related parties amounted to €17 million (30 September 2014: €13 million) for the Group and to €5 million (30 September 2014: €5 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group
	30.09.2015	31.12.2014

Assets	19	16
Liabilities	34	44
Letters of guarantee, contingent liabilities and other off balance sheet accounts	3	2

	9 month period ended
	30.09.2015	30.09.2014

Interest, commission and other income	27	28
Interest, commission and other expense	6	7

Notes to the Financial Statements

Group and Bank

	Bank
	30.09.2015			31.12.2014
	Subsidiaries	Associates & Joint Ventures	Total	Subsidiaries	Associates & Joint Ventures	Total

Assets	3,444	18	3,462	3,292	16	3,308
Liabilities	1,582	9	1,591	2,474	9	2,483
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2,958	3	2,961	3,292	2	3,294

	9 month period ended 30.09.2015			9 month period ended 30.09.2014

Interest, commission and other income	96	—	96	95	—	95
Interest, commission and other expense	114	1	115	158	2	160

c. Transactions with other related parties

The total receivables of both, the Group and the Bank, from the employee benefits related funds as at 30 September 2015 amounted to €752 million (31 December 2014: €674 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 September 2015, amounted to €143 million and €68 million respectively (31 December 2014: €142 million and €72 million respectively).

NOTE 16:                  Acquisitions, disposals and other capital transactions

On 1 October 2015, the merger by absorption of the company NBG Pangaea REIC by the company MIG Real Estate REIC, according to the provisions of Company Law 2190/1920 and Law 2166/1993, was completed by virtue of the no. 100279/1.10.2015 announcement issued by the Ministry of Economy, Infrastructure, Shipping and Tourism. The company has been renamed to “NBG Pangaea Real Estate Investment company”, with distinctive title “NBG Pangaea REIC”.

Following the preliminary agreement dated 30 September 2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27 February 2015, acquired, for a consideration of €11 million, 100% of the share capital of the newly established company “PLAZA WEST A.D.”, which owns approximately 9 thousand sq.m. of West Plaza shopping mall in Sofia, Bulgaria. As certain terms of the Agreement were not met by the Seller by 30 September 2015, Pangaea proceeded with the unwinding of the acquisition, as provided for in the Agreement, for a total consideration of €12.3 million (i.e. the initial consideration €11 million plus compensation of €1.3 million). The amount of €12.3 million was settled as a deposit to companies, members of the Marinopoulos S.A. Group, within the context of new preliminary contracts, for the acquisition by Pangaea of properties in Bulgaria and Cyprus subject to various terms and conditions being satisfied by the Sellers.

On 11 December 2014, the Board of Directors of the Bank and Ethnodata S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 30 November 2014 and accounted for at carrying values. On 30 March 2015 the merger between the Bank and Ethnodata S.A. was approved by the Ministry of Development.

NOTE 17:                  Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). The new regulations have been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.  CRD IV revised the definition of regulatory capital and its components at each level.

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions, are presented in the table below:

	Group		Bank
	30.09.2015	31.12.2014	30.09.2015	31.12.2014

Common Equity Tier 1	9.6%	13.5%	14.1%	21.1%
Tier 1	9.6%	13.5%	14.2%	21.4%
Total	9.6%	13.6%	14.3%	21.8%

Notes to the Financial Statements

Group and Bank

Comprehensive assessment 2015

In accordance with the Euro Summit Statement of 12 July 2015 and ECB Decision of 5 August 2015, the ECB conducted a comprehensive assessment (“CA”) of the four systemic Greek banks.

The CA consisted of an Asset Quality Review (“AQR”) and a Stress Test (“ST”) including a baseline and an adverse scenario. The AQR exercise was conducted by reference to a static balance sheet as of 30 June 2015. The ST was a forward looking exercise, following AQR adjustments, assessing the resilience of NBG’s financial position to further significant deterioration of the economic environment from June 2015, until the end of 2017.

Under the Baseline Scenario (including AQR adjustments), the ST generated an additional negative impact on NBG’s regulatory capital, resulting in a stressed CET1 ratio of 6.8% relative to the minimum CET1 ratio threshold set by the SSM at 9.5% for the Baseline scenario. Therefore the Baseline ST implies a capital shortfall of €1,576 million.

More specifically, the significant cumulative losses for NBG’s domestic business projected in the baseline scenario, stem both from the reduced expectations for pre-provision income as well as increased credit losses beyond those identified in the AQR, arising from the projected weak economic environment during the 30 month period to 2017. In addition, the baseline scenario incorporates a reduction of the expected capital generated from the capital actions outlined in NBG’s Restructuring Plan, approved on 23 July 2014.

Under the adverse scenario, the ST (including AQR adjustments) identified a capital shortfall of €4,602 million (an additional €3,026 million compared to the Baseline) relative to a CET1 ratio threshold of 8.0% (compared with 5.5% in the adverse scenario of the 2014 ST).

The adverse scenario represents NBG’s financial position under severe stress conditions, assuming an impairment of the Greek sovereign exposure, an increase in domestic credit losses, more conservative pre-provision income and stress on NBG’s international operations, which were broadly unaffected in the baseline scenario.

On 6 November 2015 the Bank, according to ECB’s guidelines, submitted a capital plan to the SSM (the “Capital Plan”), targeted to addressing both the baseline capital shortfall as well as the additional needs arising from the adverse scenario. The Capital Plan includes the Liability Management Exercise launched on 2 November 2015, a contemplated Share Capital Increase expected to be completed by end November 2015, the 100% disposal of Finansbank and if necessary the request for State Aid through the HFSF (which involves mandatory conversion of the Greek State preference shares, the US preference shares and other eligible liabilities). The Capital Plan is expected to be approved on or about 9 November 2015.

Comprehensive assessment 2014

As of 1 November 2014, all systemic Eurozone banks are under the direct supervision of the European Central Bank (“ECB”) (Single Supervision Mechanism — SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test with 31 December 2013 as the reference date, whose results were announced on 26 October 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

The Adverse Dynamic Balance Sheet stress test, which was based on NBG’s approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of €2.0 billion. In line with ECB’s guidelines, the Bank submitted on 7 November 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result for the six month period ended 30 June 2014, which result in a capital surplus of more than €2.0 billion and no further capital action is required.

DTC Law

Article 27A of Law 4172/2013, “DTC Law”), as currently in force, allows, under certain conditions, and from 2017 onwards Credit Institutions to convert Deferred Tax Assets (“DTAs”) arising from Private Sector Initiative (“PSI”) losses and accumulated provisions for credit losses recognised on 30 June 2015 to a receivable (Tax Credit) from the Greek State. The main condition is the existence of an accounting loss of a respective year, starting from accounting year 2016 and onwards. The Tax Credit is offsettable against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue conversion rights for an amount of 100% of the Tax Credit in favour of the Greek State and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalised with the issuance of common shares in favour of the Greek State. This new legislation allows Credit Institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 30 September 2015, the amount of DTA that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was €4.9 billion.

Implementation of the Bank Recovery and Resolution Directive

Law 4335/2015, which was voted by the Greek Parliament on 23 July 2015, implemented in Greek law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a

Notes to the Financial Statements

Group and Bank

general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions.

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein.

HFSF Law

Pursuant to the provisions of Law 3864/2010 as amended by Law 4340/2015 (the “HFSF Law”), in the event that a credit institution is faced with a capital shortfall that has been identified as such by the competent authority, the credit institution may request capital support from the HFSF up to the amount of the capital shortfall, subject to certain conditions. If the restructuring plan prepared in this context fails to address the total capital shortfall of the credit institution as identified by the competent authority and in order to avoid serious disturbances in the economy with adverse effects upon the public, and in order to ensure that the use of public funds is minimal, a Cabinet Act will be issued following a recommendation by the Bank of Greece for the application of mandatory measures (the “Mandatory Measures”) aimed at allocating the residual amount of the capital shortfall of the credit institution to the holders of its capital instruments and other liabilities, as may be necessary. The HFSF provides capital support exclusively for the purpose of covering the credit institution’s capital shortfall, as it has been determined by the competent authority and up to the residual amount, subject to the prior implementation of the measures of the capital raising plan of the credit institution, any participation of investors of private sector and the approval of the restructuring plan by the European Commission. Capital support is provided through the HFSF’s participation in a share capital increase of the credit institution by issuance of ordinary shares with voting rights or contingent convertible securities (the “CoCos”) or other convertible financial instruments that shall be subscribed for by the HFSF at a ratio 25% common shares, 75% CoCos.

NOTE 18:                  Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	30.09.2015	30.09.2015

Financial Assets
Loans and advances to customers	63,852	61,872
Held-to-maturity investment securities	1,316	1,359
Loans-and-receivables investment securities	10,683	10,296

Financial Liabilities
Due to customers	55,768	55,797
Debt securities in issue	2,883	2,878
Other borrowed funds	2,284	2,282

	Carrying amounts	Fair values
	31.12.2014	31.12.2014

Financial Assets
Loans and advances to customers	68,067	67,050
Held-to-maturity investment securities	1,553	1,690
Loans-and-receivables investment securities	10,387	9,808

Financial Liabilities
Due to customers	64,913	64,895
Debt securities in issue	3,068	2,932
Other borrowed funds	2,051	2,048

Notes to the Financial Statements

Group and Bank

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	30.09.2015	30.09.2015

Financial Assets
Loans and advances to customers	40,791	38,953
Held-to-maturity investment securities	1,001	1,048
Loans-and-receivables investment securities	10,417	10,025

Financial Liabilities
Due to customers	36,400	36,427
Other borrowed funds	865	789

	Carrying amounts	Fair values
	31.12.2014	31.12.2014

Financial Assets
Loans and advances to customers	43,531	42,535
Held-to-maturity investment securities	961	1,082
Loans-and-receivables investment securities	10,117	9,574

Financial Liabilities
Due to customers	44,114	44,094
Other borrowed funds	871	646

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 30 September 2015 and 31 December 2014:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality. The fair value of debt securities issued by Greek financial institutions in loans-and-receivables portfolio has been estimated based on the tender offer terms of the issuers.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Additionally fair value of certain debt securities in issue has been based on the terms the Group has issued in its recently issued tender offer (see Note 11).

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements. At bank level, fair value of other borrowed funds has been based on the terms the Group has issued in its recently issued tender offer.

Notes to the Financial Statements

Group and Bank

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 30 September 2015 and 31 December 2014:

Financial instruments measured at fair value - Group

	Fair value measurement using
As at 30 September 2015	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	244	2,645	14	2,903
Derivative financial instruments	1	6,424	21	6,446
Loans and advances to customers designated as at fair value through profit or loss	—	—	20	20
Available-for-sale investment securities	2,524	1,293	50	3,867
Insurance related assets and receivables	209	434	1	644
Total	2,978	10,796	106	13,880

Liabilities
Due to customers designated as at fair value through profit or loss	—	4	—	4
Derivative financial instruments	1	6,156	—	6,157
Debt securities in issue designated as at fair value through profit or loss	—	811	—	811
Liabilities relating to unit-linked investment contracts	—	334	—	334
Other liabilities	1	—	—	1
Total	2	7,305	—	7,307

	Fair value measurement using
As at 31 December 2014	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	142	2,251	15	2,408
Derivative financial instruments	3	5,912	28	5,943
Loans and advances to customers designated as at fair value through profit or loss	—	—	42	42
Available-for-sale investment securities	2,651	2,022	50	4,723
Insurance related assets and receivables	266	291	11	568
Total	3,062	10,476	146	13,684

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	6,256	1	6,258
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Liabilities relating to unit-linked investment contracts	—	252	—	252
Other liabilities	4	—	—	4
Total	5	7,396	1	7,402

Financial instruments measured at fair value - Bank

	Fair value measurement using
As at 30 September 2015	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	204	2,323	14	2,541
Derivative financial instruments	1	4,072	21	4,094
Available-for-sale investment securities	42	161	8	211
Total	247	6,556	43	6,846

Liabilities
Due to customers designated as at fair value through profit or loss	—	4	—	4
Derivative financial instruments	1	5,031	—	5,032
Debt securities in issue designated as at fair value through profit or loss	—	811	—	811
Total	1	5,846	—	5,847

Notes to the Financial Statements

Group and Bank

	Fair value measurement using
As at 31 December 2014	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	116	1,919	14	2,049
Derivative financial instruments	3	4,765	28	4,796
Available-for-sale investment securities	42	700	8	750
Total	161	7,384	50	7,595

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	5,704	1	5,706
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Total	1	6,592	1	6,594

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2014 and during the period ended 30 September 2015.

Level 3 financial instruments

Level 3 financial instruments at 30 September 2015 and 31 December 2014 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral.

(d)         Loans carried at fair value through profit or loss and are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(e)          In other assets, Investments on behalf of policyholders who bear the investment risk (unit linked products) include debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 September 2015 and 31 December 2014, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the period ended 30 September 2015 and 31 December 2014 transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Notes to the Financial Statements

Group and Bank

All transfers are assumed to occur at the end of the reporting period.

Reconciliation of fair value measurements in Level 3 — Group

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	15	27	50	11	42
Gain / (losses) included in Income statement	(1)	(11)	—	—	(6)
Purchases	—	1	—	—	—
Settlements	—	2	—	(10)	(16)
Transfer into/ (out of) level 3	—	2	—	—	—
Balance at 30 September	14	21	50	1	20

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	24	19	46	11	76
Gain / (losses) included in Income statement	18	(8)	1	—	3
Purchases	—	4	—	—	—
Settlements	(27)	—	—	—	(37)
Transfer into/ (out of) level 3	—	12	3	—	—
Balance at 31 December	15	27	50	11	42

Reconciliation of fair value measurements in Level 3— Bank

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	14	27	8
Gain / (losses) included in Income statement	—	(11)	—
Purchases	—	1	—
Settlements	—	2	—
Transfer into/ (out of) level 3	—	2	—
Balance at 30 September	14	21	8

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	24	19	7
Gain / (losses) included in Income statement	18	(8)	1
Purchases	—	4	—
Settlements	(28)	—	—
Transfer into/ (out of) level 3	—	12	—
Balance at 31 December	14	27	8

Notes to the Financial Statements

Group and Bank

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to Nil for both, the period ended 30 September 2015 and the year ended 31 December 2014.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments and loans and advances to customers amount for the period ended 30 September 2015 for the Group €(1), €(2) million and Nil respectively (31 December 2014: Nil, Nil and Nil respectively).

At Bank level, changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relate to financial assets at fair value through profit or loss and net derivative financial instruments €(1), €(2) million respectively for the period ended 30 September 2015 (31 December 2014: Nil and Nil respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis.

Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Quantitative Information about Level 3 Fair Value Measurements September 2015

	Fair Value		Significant Unobservable	Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	14	Price Based	Price	26.08		101.12
Available-for-Sale investment securities	8	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.5		7.4
	30	Price of Recent Investment	n/a (1)	n/a	(1)	n/a	(1)
Loans and advances to customers designated as at fair value through profit or Loss	20	Discounted Cash Flows	Credit Spread	200	bps	1300	bps

Interest Rate Derivatives

	17	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	1	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (e.g. 2yr 10 yrs)	67.79%		94.64%
	3	Discounted Cash Flows	FX Pair Correlation	-50.00%		2.90%

Insurance related assets and receivables	1	Price Based	Price	98.66		101.12

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements 31 December 2014

	Fair Value		Significant Unobservable	Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	15	Price Based	Price	28.90		103.01
Available-for-Sale investment securities	8	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	30	Price of Recent Investment	n/a (1)	n/a	(1)	n/a	(1)
Loans and advances to customers designated as at fair value through profit or Loss	42	Discounted Cash Flows	Credit Spread	200	bps	1300	bps
Interest Rate Derivatives
	18	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (e.g. 2yr 10 yrs)	67.79%		94.64%
Other Derivatives	4	Market Standard Black Scholes Model	FX pair correlation	-37.20%		88.75%
	1	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps
Insurance related assets and receivables	11	Price Based	Price	100.34		100.34

(1): Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors.  Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Within other derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

For loans and advances to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

Notes to the Financial Statements

Group and Bank

NOTE 19:                  Group companies

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.69% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.09.2015	31.12.2014	30.09.2015	31.12.2014

NBG Securities S.A. (*)	Greece	2009-2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A. (*)	Greece	2009-2010 & 2013- 2014	100.00%	100.00%	98.10%	98.10%
Ethniki Leasing S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (*)	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
Innovative Ventures S.A. (I-Ven) (1)	Greece	2005-2014	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.	Greece	2010-2014	70.00%	70.00%	—	—
National Insurance Brokers S.A.	Greece	2010 & 2013-2014	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (*), (2)	Greece	2006-2010 & 2013-2014	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(2)	Greece	2013-2014	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2014	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2014	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC(*)	Greece	2010 & 2013-2014	32.69%	32.69%	32.69%	32.69%
Karela S.A.	Greece	2010-2014	32.69%	32.69%	—	—
MIG Real Estate REIC	Greece	2010 & 2013-2014	31.69%	31.68%	—	—
FB Insurance Agency Inc (1)	Greece	2012-2014	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C (*)	Greece	2010 & 2013-2014	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(*), (1)	Greece	2010 & 2013-2014	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A. (*)	Greece	2013-2014	84.71%	84.71%	84.52%	84.52%
NBG Insurance Brokers S.A. (*)	Greece	2010 & 2013-2014	99.98%	99.98%	99.90%	99.90%
Finansbank A.S.	Turkey	2010-2014	99.81%	99.81%	82.23%	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing)	Turkey	2010-2014	98.78%	98.78%	29.87%	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest)	Turkey	2010-2014	99.81%	99.81%	0.20%	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management)	Turkey	2010-2014	99.81%	99.81%	0.02%	0.02%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (1)	Turkey	2010-2014	81.28%	81.28%	5.30%	5.30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech)	Turkey	2010-2014	99.81%	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)	Turkey	2010-2014	99.81%	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance)	Turkey	2013-2014	50.90%	50.90%	—	—
NBG Malta Holdings Ltd	Malta	2006-2014	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2014	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2014	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2009-2014	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2009-2014	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2014	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2014	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2008-2014	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2014	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2014	100.00%	100.00%	—	—
NBG Securities Romania S.A.	Romania	2009-2014	100.00%	100.00%	73.12%	73.12%
Banca Romaneasca S.A.	Romania	2009-2014	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2010-2014	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2014	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2014	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2010-2014	31.68%	31.67%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	2009-2014	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2014	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2014	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2009-2014	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2014	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (1)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2010-2014	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2014	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2014	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2014	100.00%	100.00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2014	99.79%	99.79%	76.21%	76.21%
NBG Asset Management Luxemburg S.A.	Luxembourg	2010-2014	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2004-2014	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2004-2014	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2004-2014	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2014	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2014	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds	U.K.	2004-2014	100.00%	100.00%	—	—
Revolver APC Limited (Special Purpose Entity)(1)	U.K.	2014	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)(1)	U.K.	2014	—	—	—	—

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.09.2015	31.12.2014	30.09.2015	31.12.2014

Titlos Plc (Special Purpose Entity)	U.K.	2014	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2014	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2014	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2010-2014	32.69%	32.69%	—	—
Fondo Picasso	Italy	2010-2014	32.69%	32.69%	—	—
Banka NBG Albania Sh.a.	Albania	2013-2014	100.00%	100.00%	100.00%	100.00%

(*) The financial years 2011 to 2014 were audited by the external auditor. The tax audit certificates of years 2011, 2012, 2013 and 2014 that were issued were unqualified. The years 2011 and 2012 are considered final for tax audit purposes and 2013 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificate during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) Companies under liquidation.

(2) ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. have been reclassified to Non-current assets held for sale (see NOTE 8:  Non-current assets held for sale and liabilities associated with non-current assets held for sale).

The Group’s and Bank’s equity method investments are as follows:

		Tax years	Group		Bank
	Country	unaudited	30.09.2015	31.12.2014	30.09.2015	31.12.2014
Social Securities Funds Management S.A.	Greece	2010 & 2013-2014	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2014	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011 & 2013-2014	21.21%	21.21%	21.21%	21.21%
Teiresias S.A.	Greece	2010 & 2013-2014	39.93%	39.93%	39.93%	39.93%
Hellenic Spinning Mills of Pella S.A.(1)	Greece	—	20.89%	20.89%	20.89%	20.89%
Planet S.A.	Greece	1.7.2009-30.6.2010 & 2013-2014	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2014	21.83%	21.83%	21.83%	21.83%
SATO S.A.	Greece	2006-2010 & 2013-2014	23.74%	23.74%	23.74%	23.74%
Olganos S.A.	Greece	2014	33.60%	33.60%	33.60%	33.60%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2010-2014	33.27%	33.27%	—	—
Cigna Finans Pension	Turkey	2010-2014	48.91%	48.91%	—	—
UBB AIG Insurance Company A.D.(2)	Bulgaria	2007-2014	59.97%	59.97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2014	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2014	19.98%	19.98%	—	—

(1) Under liquidation

(2) The UBB AIG Insurance Company A.D. has been reclassified to Non-current assets held for sale

NOTE 20:                  Events after the reporting period

Events after the reporting period are described in:

•                  Note 2.2 Going concern

•                  Note 4 Credit provisions and other impairment charges

•                  Note 8 Non-current assets held for sale and liabilities associated with non-current assets held for sale and

•                  Note 11 Debt securities in issue, other borrowed funds and preferred securities

•                  Note 17 Capital adequacy

On 5 November 2015 the Greek Parliament voted modifications to article 14 of L. 4277/2014 (A’ 156) which affect the use of a property owned by the 100% subsidiary Mortgage, Touristic PROTYPOS S.A. within a specific area located in Municipality Keratsini — Drapetsona. The carrying value of the property is €61 million as of 30 September, 2015. Management is considering the new facts and circumstances in order to assess the impact of the aforementioned change in legislation on the carrying amount of the property.

In line with Law 3746/2009 and following a decision notified by Hellenic Deposit and Investment Guarantee Fund (HDIGF) in October 2015, Greek banks are required to pay supplementary contributions relating to HDIGF’s resolution fund for 2015. The Bank estimates that its share on the additional contributions for 2015 amounts to €54 million, of which an amount of €40 million has been recognised in the income statement during the nine-month period ended 30 September 2015. The additional contributions include a one-off levy in respect of the resolution of ‘Panellinia Bank S.A’. The Bank’s share for this levy is estimated at €12 million.

Notes to the Financial Statements

Group and Bank

NOTE 21:                  Reclassifications of financial assets

In 2015, the Group and the Bank reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity. The nominal and the carrying amount of the reclassified bonds on 30 September 2015 were €681 million (Bank: €523 million) and €494 million (Bank: €363 million) respectively.

With respect to the reclassified bonds, during the period ended 30 September 2015 and prior to the reclassification, a loss of €137 million (Bank: €121 million) was recognized in other comprehensive income net of tax whereas interest income, recognised during the period ended 30 September 2015, amounted to €32 million (Bank: €25 million).

In 2010, the Group and the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2015, the carrying amount of the securities reclassified in 2010 and still held by the Group and the Bank, is €993 million and €943 million respectively. The market value of these securities is €316 million for the Group and €267 million for the Bank. During the period ended 30 September 2015, €12 million and €10 million of interest income were recognised by the Group and the Bank respectively. Had these securities not been reclassified, the available-for-sale securities reserve, net of tax, would have been lower by €30 million for the Group and the Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 8th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 8th, 2015

Director, Financial Division